Exhibit 99.1
ArcelorMittal appoints Everton Negresiolo as CEO of South American Long Products and mining business
Jorge Luiz Ribeiro de Oliveira nominated Executive Vice President of ArcelorMittal
3 March 2025, 17:00 CET

ArcelorMittal (‘the company’ or ‘the group’) today announces the appointment of Everton Negresiolo as CEO of its South American Long Products and mining business and a member of the group management committee, effective 1 April 2025. Everton will report to Aditya Mittal, Chief Executive Officer of ArcelorMittal.

Everton succeeds Jefferson de Paula, who is retiring, effective 1 April 2025. Jefferson, an Executive Vice President and member of the group’s management committee, joined ArcelorMittal in 1991 as a melt shop manager in one of the company’s Brazilian steel plants. During his 34-year career with the group he held several senior leadership positions including COO of Acindar (the group’s Argentinian long products steelmaking operation), CEO of ArcelorMittal Europe Long Products South Division and had been CEO of the group’s South American Long Products and mining business since 2011.

Everton joined ArcelorMittal in 2010 as a commercial specialist in the company’s Brazilian operations. From 2010 to 2020 he worked in a range of senior roles in procurement, logistics, supply chain and sales functions, before being appointed CEO of Acindar in 2020. In 2023 he was appointed Vice President for commercial and metallics, ArcelorMittal South America Long Products, before becoming CEO of ArcelorMittal South America Long Products in June 2024. Everton is a graduate in mechanical engineering with a specialism in production management. He holds an MBA from the Fundação Dom Cabral in Brazil.

Additionally, Jorge Luiz Ribeiro de Oliveira, currently Vice President of ArcelorMittal and CEO of ArcelorMittal South America Flat Products, has been nominated Executive Vice President of ArcelorMittal, effective 1 April 2025.
Commenting, Aditya Mittal, CEO ArcelorMittal, said:

“Over the course of his 34-year career with the company Jefferson has proved himself to be an exceptional leader who has added significant value to our group. I would like to thank him for his outstanding contribution to ArcelorMittal and wish him well in his retirement.

“Everton’s appointment brings important continuity to our South American Long Products and mining business. He has done an excellent job working alongside Jefferson and I am confident he will continue to progress and strengthen our South American operations.”

Everton Negresiolo, added:

“It is a privilege for me to take up this position and an honour to succeed Jefferson, who has led the division successfully for so long. We already have a tremendous business in South America but are working hard and investing to further strengthen and improve it, so we can capitalise on the growth opportunities our markets present.”

ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

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Contact information ArcelorMittal Corporate Communications
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